UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                        AmeriResource Technologies, Inc.
                        --------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0001
                         -------------------------------
                         (Title of Class of Securities)


                                    03072A203
                                 (CUSIP Number)


   Delmar Janovec, 3430 East Russell Road, Suite 317, Las Vegas, Nevada 89120
   --------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 March 31, 2004
                                ---------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (   ).



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                                  SCHEDULE 13D

CUSIP No. 03072A203

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1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Delmar Janovec

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2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                        (A) ( )
                                                                        (B) (X)

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS
                                       PF

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)[   ]


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6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States

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NUMBER OF                       7) SOLE VOTING POWER            506,300,113
SHARES                          ------------------------------------------------
BENEFICIALLY                    8)  SHARED VOTING POWER         0
OWNED BY                        ------------------------------------------------
EACH                            9)  SOLE DISPOSITIVE POWER      506,300,113
REPORTING                       ------------------------------------------------
PERSON WITH                     10)  SHARED DISPOSITIVE POWER   0

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   506,300,113

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
                                     ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    47.5% (1)
(1) This percentage reflects 458,715,596 shares of common stock which would be outstanding if Mr. Janovec converted his 1,000,000 shares of Series C Convertible Preferred Stock, which may occur at any time.

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


14)  TYPE OF REPORTING PERSON
                                       IN

Item 1.     Security and Issuer

This statement relates to common stock, par value $0.0001 ("Common Stock"), of AmeriResource Technologies, Inc., a Delaware corporation, with principal executive offices at 3430 East Russell Road, Suite 317, Las Vegas, Nevada 89120 (the "Company").

Item 2.     Identity and Background

This statement is filed by Delmar Janovec who is a citizen of the United States. Mr. Janovec's business address is Delmar Janovec, 3430 East Russell Road, Suite 317, Las Vegas, Nevada 89120, and he currently serves as chief executive officer, president, principal financial officer and director of the Company.

Mr. Janovec has not, during the last five (5) years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Janovec acquired 148,508,902 shares of the Company's common stock in connection with a Settlement Agreement ("Agreement") executed by and among the Company and Mr. Janovec on March 31, 2004 in exchange for discharging the outstanding debt of $1,217,773 that the Company owed Mr. Janovec for various loans he made to the Company while in its development stage. However, only 23,508,902 of those shares were issued to Mr. Janovec, with the remaining 125,000,000 issued to Mr. Janovec's wife and a trust in her name.

Item 4. Purpose of Transaction

The Company issued these shares of common stock in exchange for the discharge and waiver of debt totaling approximately $1,217,773.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages. The powers each person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.     Material to Be Filed as Exhibits.

Settlement Agreement dated March 31, 2004 between the Company and Mr. Janovec.



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



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           June 17, 2004
     -------------------------------

     /s/ Delmar Janovec
     -------------------------------
     Delmar Janovec




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


                                INDEX TO EXHIBITS

EXHIBIT         PAGE
NO.             NO.     DESCRIPTION
-------         ----    -----------

10              6       Settlement Agreement dated March 31, 2004






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


                              SETTLEMENT AGREEMENT

      THIS SETTLEMENT AGREEMENT ("Agreement") is entered into this 31 day of March, 2004, by and between AmeriResource Technologies, Inc., a Delaware corporation with offices at 3430 East Russell Road, Suite 317, Las Vegas, Nevada 89120 ("ARES"), and Mr. Delmar A. Janovec and Mrs. Marilyn C. Janovec, both residents of Nevada (the "Janovecs"), (ARES and the Janovecs may be individually, or collectively, referred to as a "Party" or the "Parties").

      WHEREAS, Delmer Janovec has served as a Director of ARES since May 12, 1994, Chief Executive Officer of ARES since June 27, 1994 and President of ARES since December 31, 1999;

      WHEREAS, beginning in the fall of 1994, the Janovecs have made various loans to ARES totaling $824,143, which has accumulated $393,590 in interest, for a total indebtedness of $1,217,773 (the "Debt"); and

      WHEREAS, the Janovecs and ARES desire to proceed forward with the settlement of the Debt in exchange for common stock of ARES.

                                    Agreement

      NOW, THEREFORE, in consideration of the promises, representations, and covenants described herein, and in consideration of the recitals above, which are incorporated herein by reference, and for other good and valuable consideration, the receipt and sufficiency of which the Parties hereby acknowledge, the Parties hereby agree as follows:

1.1 ARET hereby agrees, immediately upon the full execution of this Agreement, to issue to the Janovecs one hundred forty seven million four hundred twenty five thousand three hundred three (147,425,303) shares of ARET common stock ("Stock") in exchange for Janovecs discharge of the Debt. The Debt is being settled in exchange for the Stock on the basis of the 30 day average of the closing price for ARET common stock. Using the period beginning January 29, 2004 and ending March 17, 2004, the 30 day average of the closing price of ARET common stock is $0.0082 per share.

1.2 The Janovecs hereby agrees to discharge the Debt in exchange for the Stock and additionally agrees to release and forever discharges ARES from any liability connected to the Debt.

1.3 The Parties represent and warrant that they have full right and authority to enter into this Agreement and to engage in all actions set forth herein. Each person executing this Agreement on behalf of each Party warrants that he is lawfully empowered to execute this Agreement on behalf of each respective entity and that the execution of this Agreement is within the course and scope of his agency or employment relationship with each of those entities and thereby binds each of those entities.



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



1.4 All agreements, covenants, representations, and warranties, express and implied, oral and written, of the Parties to this Agreement concerning its subject matter are contained herein. No other agreements, covenants, representations, or warranties, express or implied, oral or written, have been made by any Party to any other Party concerning the subject matter of this Agreement. All prior and contemporaneous conversations, negotiations, possible and alleged agreements, representations, covenants, and warranties concerning the subject matter of this Agreement are merged herein. Each Party hereto, fully understands the consequences of this provision and has had an opportunity to consult with legal counsel.

1.5 The Parties hereto intend that any issuance of the Stock be exempt from the registration Requirements of the Securities Act of 1933, as amended (the "Act"), and the rules and regulations promulgated thereunder, as well as from State registration requirements. All shares issued hereunder shall the "restricted securities" as such phrase is defined in the Act. Appropriate stop transfer instructions regarding such shares shall be given to the Company's stock transfer agent. Each stock certificate issued to the Janovecs hereunder will bear a restrictive legend substantially as follows;

            The shares of stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, or under the securities laws of any state and may not be sold or otherwise transferred unless in compliance with the registration provisions of such Act and state laws or unless availability of an exemption from such registration provisions has been established.

1.6 Each Party hereto agrees to perform any further acts and to execute and deliver any further documents that may be reasonably necessary to carry out the provisions of this Agreement.

1.7 This Agreement shall be governed and construed in accordance with the laws of the State of Texas as though entered into between residents of the State of Texas, without reference to the principles or the conflict of laws.


      IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date herein above written.

AmeriResource Technologies, Inc.,               Delmar A. Janovec
a Delaware corporation

/s/ Delmar A. Janovec                           /s/ Delmar A. Janovec
------------------------------                  ---------------------------
BY:  Delmar A. Janovec                          Delmar A. Janovec
ITS:  President and CEO

                                                Marilyn C. Janovec

                                                /s/ Marilyn C. Janovec
                                                ----------------------------
                                                Marilyn C. Janovec


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